Voya investment management 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

June 9, 2016

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Investors Trust (on behalf of Voya Large Cap Growth Portfolio) SEC File No. 333-211169

Voya Investors Trust (on behalf of VY® Invesco Growth and Income Portfolio) SEC File No. 333-211170

Voya Partners, Inc. (on behalf of VY® T. Rowe Price Diversified Mid Cap Growth Portfolio) SEC File No. 333-211171

Dear Ms. Hahn:

This letter responds to comments provided to Kristen Freeman on June 8, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for the Registration Statements on Form N-14 that were filed on May 5, 2016 by Voya Investors Trust and Voya Partners, Inc. (the “Registrants”) related to the Reorganizations of VY® Fidelity® VIP Contrafund® Portfolio into Voya Large Cap Growth Portfolio; VY® Fidelity® VIP Equity-Income Portfolio into VY® Invesco Growth and Income Portfolio; and VY® Fidelity® VIP Mid Cap Portfolio into VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (collectively, the “Portfolios”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in applicable Registration Statement. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.	Comment: The Staff requested that the Registrants revise the footnotes to each Annual Portfolio Operating Expenses Table if recoupment is permitted to please note the terms of such recoupment in the footnote which should be subject to the following conditions: amounts may be recouped only within three years from the date when an amount is waived/reimbursed, and are limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

Response:     The Registrants have revised this disclosure as requested.

* * * * * * * * * * * *

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 9, 2016

Page | 2

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650

Very truly yours,

/s/ Kristen Freeman

_________________________

Kristen Freeman

Vice President and Counsel

Mutual Fund Legal Department

Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq. Rope & Gray LLP

APPENDIX A

Voya investment management

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

June 9, 2016

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Investors Trust (on behalf of Voya Large Cap Growth Portfolio) SEC File No. 333-211169

Voya Investors Trust (on behalf of VY® Invesco Growth and Income Portfolio) SEC File No. 333-211170

Voya Partners, Inc. (on behalf of VY® T. Rowe Price Diversified Mid Cap Growth Portfolio) SEC File No. 333-211171

Dear Ms. Hahn:

Voya Investors Trust and Voya Partners, Inc. (each a “Registrant” and collectively the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

_________________________

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

Mutual Fund Legal Department

Voya Investment Management

Attachments

cc:	Elizabeth J. Reza, Esq.